Exhibit 99.1

Psyence BioMed Doses Multiple Patients and Expands Clinical Sites in Phase IIb Study for Adjustment Disorder in Palliative Care

Mind Medicine Australia clinic joins Psyence BioMed’s expanding network of clinical sites as enrollment accelerates in the landmark Phase IIb study for Adjustment Disorder in palliative care

NEW YORK, November 6, 2025 – Psyence Biomedical Ltd. (Nasdaq: PBM) (“Psyence BioMed” or the “Company”), a biopharmaceutical company advancing nature-derived psilocybin and ibogaine therapies for unmet mental health needs, today announced a major clinical milestone with multiple patients successfully dosed in its ongoing Phase IIb clinical trial evaluating nature-derived psilocybin, in combination with psychotherapy, as a potential treatment for Adjustment Disorder in palliative care.

This achievement demonstrates significant clinical advancement and reinforces Psyence BioMed’s position as a global leader in late-stage psychedelic drug development. Following successful patient dosing across multiple trial sites, the Company is advancing the only active Australian clinical program using a natural psilocybin formulation to treat Adjustment Disorder in palliative care – one of the most rigorous studies of its kind globally.

The Phase IIb study has been strategically designed to meet regulatory expectations for pivotal clinical evidence. Its larger sample size, rigorous randomization, and multi-site structure enhance statistical power, data reliability, and the generalizability of findings.

Patients have now been dosed across two active clinical sites – the Empax Center in Perth and the Mind Medicine Australia Clinic in Melbourne – reflecting strong operational readiness, recruitment efficiency, and protocol execution. The Company has also activated Paratus Clinical Research in Melbourne to expand the study to three actively enrolling sites and accelerate data collection toward topline results anticipated by year-end 2026.

“The randomization and dosing of these patients across multiple independent trial sites marks an exciting and validating milestone for Psyence BioMed,” said Dr. Clive Ward-Able, Medical Director of Psyence BioMed. “With multiple sites now operational and patients progressing through screening, we are seeing strong interest and momentum. This level of engagement reinforces the importance of our work in developing psilocybin-based therapies for palliative care.”

The multi-site, double-blind, placebo-controlled study is designed to enroll 87 patients across Australia. Participants receive one of two therapeutic doses of psilocybin (10 mg or 25 mg) or a low-dose comparator (1 mg), each administered alongside structured psychotherapy. The study will assess efficacy, safety, and durability of response, with the goal of advancing psilocybin as a potential first-in-class treatment for Adjustment Disorder in palliative care settings.

“This pivotal moment reflects the extraordinary effort and precision required to achieve multiple patient dosing across independent clinical sites,” said Jody Aufrichtig, Chief Executive Officer of Psyence BioMed. “It demonstrates not only our team’s operational excellence but also the maturity of our clinical infrastructure. With a trial design that meets rigorous regulatory standards, Psyence BioMed is generating high-quality data to support future approvals, commercial readiness, and the advancement of a nature-derived psilocybin therapy for patients facing adjustment disorder in palliative care.”

About Psyence BioMed

Psyence Biomedical Ltd. (Nasdaq: PBM) is one of the few multi-asset, vertically integrated biopharmaceutical companies specializing in psychedelic-based therapeutics. It is the first life sciences biotechnology company focused on developing nature-derived (non-synthetic) psilocybin and ibogaine-based psychedelic medicine to be listed on Nasdaq. We are dedicated to addressing unmet mental health needs, particularly in palliative care. The company is committed to an evidence-based approach in developing safe, effective, and FDA-approved nature-derived psychedelic treatments for a broad range of mental health disorders.

Learn more at www.psyencebiomed.com and on LinkedIn.

Contact Information for Psyence Biomedical Ltd.

Email: ir@psyencebiomed.com

Media Inquiries: media@psyencebiomed.com

General Information: info@psyencebiomed.com

Phone: +1 416-477-1708

Investor Contact:

Michael Kydd

Investor Relations Advisor

michael@psyencebiomed.com

Forward Looking Statements

This communication contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements include, but are not limited to, statements about future financial and operating results, our plans, objectives, expectations, and intentions with respect to future operations, products and services; and other statements identified by words such as “will likely result,” “are expected to,” “will continue,” “is anticipated,” “estimated,” “believe,” “intend,” “plan,” “projection,” “outlook” or words of similar meaning.

Forward-looking statements in this communication include statements regarding the progress of the Phase IIb clinical trial, trial execution and patient enrollment and generation of trial results. These forward-looking statements are based on a number of assumptions, including the assumption that there will be no delays in the execution of the Phase IIb clinical trial implementation schedule, topline data from this trial will be positive, and that the demand for psychedelic-assisted therapy will continue to increase. There can be no assurance that the Company will continue to maintain compliance with Nasdaq’s continued listing requirements. There are numerous risks and uncertainties that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements.

These risks and uncertainties include, among others: (i) delays in the execution of the Phase IIb trial; (ii) the ability of Psyence BioMed to maintain the listing of its common shares and warrants on Nasdaq; (iii) volatility in the price of the securities of Psyence BioMed due to a variety of factors, including the recent share consolidation, changes in the competitive and highly regulated industries in which Psyence BioMed operates, variations in performance across competitors, changes in laws and regulations affecting Psyence BioMed’s business and changes in Psyence BioMed’s capital structure. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of the Company’s final prospectus (File No. 333-289285) filed with the Securities and Exchange Commission (the “SEC”) on November 3, 2025 and other documents filed by Psyence BioMed from time to time with the SEC.

These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Actual results and future events could differ materially from those anticipated in such statements. Nothing in this communication should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved. You should not place undue reliance on forward-looking statements, which speak only as of the date they are made. Except as required by law, Psyence BioMed does not intend to update these forward-looking statements.

The Company does not make any medical, treatment or health benefit claims about its proposed products. The U.S. Food and Drug Administration, Health Canada or other similar regulatory authorities have not evaluated claims regarding psilocybin, psilocybin analogues, or other psychedelic compounds or nutraceutical products. The efficacy of such products has not been confirmed by authorized clinical research. There is no assurance that the use of psilocybin, psilocybin analogues, or other psychedelic compounds or nutraceuticals can diagnose, treat, cure or prevent any disease or condition. Vigorous scientific research and clinical trials are needed. The Company has not conducted clinical trials for the use of the proposed products. Any references to quality, consistency, efficacy, and safety of potential products do not imply that the Company has verified such in clinical trials or that the Company will complete such trials. If the Company cannot obtain the approvals or research necessary to commercialize its business, it may have a material adverse effect on the Company’s performance and operations.

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